UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)


                             MERCATOR SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    587587106
                                 (CUSIP Number)

                                                        with a copy to:
Rodney Bienvenu                                         Kyle C. Badger
Strategic Software Holdings, LLC                        McDermott, Will & Emery
1465 Post Road East, Second Floor                       227 West Monroe
Westport, Connecticut 06880                             Chicago, Illinois 60606
Tel. No.: (203) 259-7387                                Tel. (312) 372-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         BROKEN ARROW I, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 38-3664612

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                    1,672,500
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                    1,672,500
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,672,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.76%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         STRATEGIC SOFTWARE HOLDINGS, LLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 30-0091524

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                     AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         CONNECTICUT

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 SEE ITEM 5
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 SEE ITEM 5
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         BIENVENU MANAGEMENT, LLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                      AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         CONNECTICUT

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 SEE ITEM 5
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 SEE ITEM 5
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         RODNEY BIENVENU

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                     AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 SEE ITEM 5
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 SEE ITEM 5
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         JAMES DENNEDY

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                     AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 SEE ITEM 5
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 SEE ITEM 5
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         EMPIRE CAPITAL PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                     AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 SEE ITEM 5
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 SEE ITEM 5
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         EMPIRE GP, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                     AF/OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 SEE ITEM 5
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 SEE ITEM 5
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         EMPIRE CAPITAL MANAGEMENT, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                     AF/OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 SEE ITEM 5
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 SEE ITEM 5
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         SCOTT A. FINE

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                     AF/OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 -0-
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 SEE ITEM 5
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 -0-
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 SEE ITEM 5

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         PETER J. RICHARDS

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                     AF/OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 -0-
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 SEE ITEM 5
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 -0-
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 SEE ITEM 5

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         CHARTER OAK PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                      WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         CONNECTICUT

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 906,900
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 906,900
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         906,900

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.58%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         PETER J. BONI

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 -0-
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 -0-
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         N/A

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         DANIEL HOOGTERP

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 -0-
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 -0-
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         N/A

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         EDWARD SANCHEZ, JR.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                     AF/PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 17,410
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -19,200-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 17,410
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -19,200-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         36,610

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.10%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         SEAN P. SEARS

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 3,450
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 3,450
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,450

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.01%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         MICHAEL R. WODOPIAN

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 -0-
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 -0-
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 -0-
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         N/A

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

         The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned on November 29, 2002, as amended on February 4, 2003, and March 14, 2003 (the "Schedule 13D"). This Amendment No. 3 amends and restates the
Schedule 13D in its entirety.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 3 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Mercator Software, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 45 Danbury Road, Wilton, Connecticut 06897.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b), (c) & (f)

         This Amendment No. 3 to Schedule 13D is filed by Broken Arrow I, L.P., a Delaware limited partnership ("Broken Arrow"); Strategic Software Holdings, LLC, a Connecticut limited liability company ("SSH"); Bienvenu Management, LLC, a Connecticut limited liability company ("Bienvenu Management"), Rodney Bienvenu, James Dennedy, Empire Capital Partners, L.P., a Delaware limited partnership ("Empire Capital"); Empire GP, L.L.C., a Delaware limited liability company ("Empire GP"); Empire Capital Management, L.L.C., a Delaware limited liability company ("Empire Capital Management") Charter Oak Partners, L.P., a Connecticut limited partnership ("Charter Oak"), Scott A. Fine, Peter J. Richards, Peter J. Boni, Daniel Hoogterp, Edward Sanchez, Jr., Sean P. Sears and Michael R. Wodopian (all of such persons, collectively, the "Reporting Persons"). The business address of Edward Sanchez, Jr. is 150 E. 52nd St. 2nd Floor, New York, NY 10022. The business address of Sean P. Sears is TD Centre, 1791 Barrington St., 4th Floor, Halifax, Nova Scotia B3J 3K9, Canada.

         Broken Arrow, SSH, Bienvenu Management, Empire Capital, Empire GP, Empire Capital Management, Charter Oak and Messrs. Bienvenu, Dennedy, Fine and Richards filed the original Schedule 13D. Messrs. Sanchez and Sears joined this filing with Amendment No. 2 to Schedule 13D. Messrs. Boni, Hoogterp and Wodopian join this filing with this Amendment No. 3 to Schedule 13D.

         Broken Arrow is principally engaged in the business of investing and holding securities in various entities. SSH is principally involved in the business of acting as the general partner of Broken Arrow and in investing and holding securities in various entities. Bienvenu Management is principally involved in the business of acting as the managing member of SSH. Mr. Dennedy and RB Holdings, LLC, a Connecticut limited liability company whose sole member is Mr. Bienvenu, are the sole members of Bienvenu Management. In addition, Mr. Bienvenu is the Chairman and CEO of SSH, and Mr. Dennedy is the President of SSH. Messrs. Bienvenu and Dennedy are U.S. citizens. The business address of Broken Arrow, SSH, Bienvenu Management and Messrs. Bienvenu and Dennedy is 1465 East Post Road, Second Floor, Westport, Connecticut 06880.

         The principal business of Empire Capital is serving as a private investment limited partnership. The principal business of Empire GP is serving as general partner of Empire Capital. The principal business of Empire Capital

Management is serving as the management company of Empire Capital. In addition, Empire Capital Management provides discretionary investment management services to a limited number of clients. Empire Capital Management manages a portion of the assets of Charter Oak pursuant to a discretionary investment management agreement. Messrs. Fine and Richards are Managing Members of Empire Capital Management and Empire GP. The business address of Empire Capital, Empire Capital Management, Empire GP and Messrs. Fine and Richards is 1 Gorham Island, Westport, Connecticut 06880.

         The principal business of Charter Oak is serving as a private investment limited partnership. The business address of Charter Oak is 10 Wright Street, Building B, 4th Floor, Westport, Connecticut 06880.

         Mr. Boni is Chairman & CEO of Surebridge, Inc., an outsourcer of software applications, IT infrastructure and business processes. Mr. Boni's business address is 10 Maguire Road, Suite 332, Lexington, Massachusetts 02421. Mr. Boni is a U.S. citizen.

         Mr. Hoogterp is CEO of Tquist and serves as a technology advisor to several firms. Mr. Hoogterp's business address is 3 Cherry Hill Circle, Suite 102, Monroe, Connecticut 06468. Mr. Hoogterp is a U.S. citizen.

         Mr. Wodopian is the Director of Marketing, Optical Products Group, with Intel Corporation. Mr. Woodpian's business address is 9750 Goethe Road, Sacramento, California 95827. Mr. Wodopian is a U.S. citizen.

         Mr. Sanchez wholly owns and controls ES Advisors LLC, which is the General Partner for ES Capital Partners LLP, a technology investment fund. Mr. Sanchez's business address is 150 E. 52nd St. 2nd Floor, New York, New York 10022. Mr. Sanchez is a U.S. citizen.

         Mr. Sears is the President and Chief Executive Officer of abridean, inc., a privately held software company. Mr. Sears' business address is TD Centre, 1791 Barrington St., 4th Floor, Halifax, Nova Scotia B3J 3K9, Canada. Mr. Sears is a U.S. citizen.

         (d) & (e)

         During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any general partner, manager or executive officer of the Reporting Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock purchased by Broken Arrow were purchased with working capital of Broken Arrow.

         The shares of Common Stock purchased by Empire Capital Management, on behalf of Charter Oak, were purchased with working capital of Charter Oak. All or part of the shares of Common Stock owned by Charter Oak may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Empire Capital Management, on behalf of Charter Oak. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

         The warrants to purchase Common Stock which are beneficially owned by Mr. Sanchez were purchased by Mr. Sanchez on behalf of ES Capital Partners, LLP with working capital of ES Capital Partners, LLP. The shares of Common Stock which are beneficially owned by Mr. Sanchez were purchased by Mr. Sanchez on behalf of First New York Securities, L.L.C. with working capital of First New York Securities, L.L.C. See Item 5 below regarding the beneficially ownership of shares by Mr. Sanchez.

         The shares of Common Stock purchased by Mr. Sears were purchased with the personal funds of such Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION

         SSH originally caused Broken Arrow to acquire shares of Common Stock for the purpose of obtaining a significant equity position in the Issuer. SSH considered the Common Stock to be an attractive investment at the price levels at which it was acquired, and it intended to review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions, in order to maximize the value of Broken Arrow's investment in the Issuer. At the time of making the investment, SSH was considering various courses of action with respect to Broken Arrow's investment in the Issuer, including seeking representation on the Board of Directors of the Issuer, making recommendations to members of management concerning various business strategies, acquisitions, dividend policies and other matters, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise, and other actions which it may deem appropriate based on its continuing review of the Issuer.

         Starting on December 5, 2002, representatives of SSH had several conversations with management of the Issuer concerning ways in which to maximize shareholder value. In particular, SSH requested that management retain an investment bank to advise management on the best course of action to maximize shareholder value after evaluating all alternatives.


         SSH and the Issuer agreed to meet on January 10, 2003 to discuss these issues. A senior member of Issuer's management, however, notified Mr. Bienvenu on January 9, 2003 that the Issuer was canceling the meeting. The senior member of the Issuer's management supplied no reason for the cancellation and did not reschedule the meeting.

         SSH continued to review its investment in the Issuer, and on March 14, 2003, SSH nominated a slate of six directors to replace six of the seven current members of the Board of Directors of the Issuer. SSH also filed preliminary proxy soliciting materials with the Securities and Exchange Commission (SEC) on March 14, as amended on March 18, 2003, seeking proxies to elect such nominees at the Issuer's next annual meeting and to repeal any by-laws adopted by the board of directors of the Issuer between March 14, 2003 and the date of the annual meeting, in order to prevent the board from taking any action which could frustrate the right of shareholders to elect SSH's nominees.

         On March 20, 2003 Mr. Bienvenu and another representative of SSH met with Constance F. Galley and James P. Schadt, Directors of the Issuer, who had requested such a meeting following SSH's nomination of candidates for Director. Mr. Bienvenu stated at that meeting that SSH felt that current management was incapable of producing increased value for the shareholders and that SSH would like to reach an agreement with the Issuer's Board that would result in the election of a majority of SSH's nominees to the Board and changes in executive management, rather than pursue a disruptive proxy fight that could expose the shareholders to considerable expense. Mr. Bienvenu also stated that SSH would like to begin discussions with the current Board concerning a possible all-cash acquisition of the Issuer by SSH.

         Ms. Galley and Mr. Schadt indicated that discussion of these issues should continue.

         On March 24, 2003, Kenneth Hall, CFO and Executive Vice President of the Issuer, wrote Mr. Bienvenu proposing a meeting on April 1, 2003, at which two members of the Issuer's Board of Directors, Dennis Sisco and Mark Stevens, as well as an outside consultant and Mr. Hall would "collect the information needed for the board to make an informed decision" concerning SSH's proposals. The letter requested an advance copy of a "detailed presentation" of SSH's proposed strategy in order to determine whether it would be a "a waste of our time and yours" to proceed further.

         The March 24, 2003, letter also warned Mr. Bienvenu that the Issuer's attorneys would be present at the meeting and stated "we expect that they will take written notes of the meeting."

         A copy of the March 24, 2003 letter is attached hereto as Exhibit 7.4.

         On March 25, 2003, Mr. Bienvenu wrote Mr. Hall suggesting a conference call on March 27, 2003, among the outside Directors of the Issuer, SSH and a firm that Mr. Bienvenu had previously advised Ms. Galley and Mr. Schadt was interested in supplying the financing for a possible acquisition of the Issuer by SSH. Mr. Bienvenu noted in his letter that the outcome of such a call would "determine the nature and substance of the proposed meeting on April 1, 2003."

         A copy of the March 25, 2003 letter is attached hereto as Exhibit 7.5.

         On March 26, 2003, Mr. Hall wrote to Mr. Bienvenu reiterating the Issuer's position that any proposal by SSH would have to be presented in detail and in advance to the group described in his March 24, 2003 letter before being presented to the full Board. A copy of that letter is attached hereto as Exhibit 7.6.

         On March 28, 2003, Mr. Bienvenu again wrote to Mr. Hall expressing frustration concerning the Issuer's inability to arrange a conference call with the Issuer's outside Directors. The letter noted that the purpose of the call was to discuss "what we deem to be a fair price to sell the company", as well as other matters. Nevertheless, Mr. Bienvenu accepted the Issuer's proposal to meet on April 1, 2003 "to discuss our position and reach a common ground that is beneficial for all shareholders." A copy of that letter is attached hereto as
Exhibit 7.7.

         After receipt of Mr. Bienvenu's March 28, 2003 letter, Mr. Hall wrote Mr. Bienvenu and noted that he was "encouraged" that SSH had accepted the offer to meet on April 1, 2003, but noted that the meeting was "contingent upon receipt of a written proposal." Mr. Hall required that SSH submit to the Issuer no later than 5:00 p.m. Sunday, March 30, 2003, a written proposal "that must include a reasonable degree of specificity as to your anticipated strategy for the [Issuer] or potential transaction structure... [A]n agenda or outline will not be acceptable." The letter further noted that "Upon my [Mr. Hall's] receipt of materials from you that we deem to be satisfactory, we will confirm Tuesday's meeting with you." A copy of that letter is attached hereto as Exhibit 7.8.

         After determining that further efforts to meet with the outside members of the Issuer's Board to discuss a proposed acquisition by SSH of the Issuer and other matters would be fruitless, on March 31, 2003, SSH submitted a written proposal directly to the Board of Directors of the Issuer pursuant to which SSH would acquire all of the outstanding shares of Common Stock not already owned by Broken Arrow for $2.17 per share in cash. The proposal is subject to negotiation, preparation and execution of a definitive merger agreement containing customary representations, warranties and closing conditions including, but not limited to, approval by the requisite number of the directors and stockholders of the Issuer, the satisfaction of all applicable regulatory requirements and the receipt of financing. A copy of the proposal is attached hereto as Exhibit 7.9.

         If SSH were to acquire all or a substantial majority of the outstanding shares of Common Stock held by other shareholders, the Common Stock could be delisted from trading on the NASDAQ National Market or any other exchange or inter-dealer quotation system and could become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934..

         Empire Capital Management, an affiliate of Empire GP, the general partner of Empire Capital, acquired shares of the Common Stock, on behalf of Charter Oak, for the purpose of obtaining an equity position in the Issuer. Empire Capital Management considered the Common Stock to be an attractive investment at the price levels at which it acquired the Common Stock. While it is not restricted from doing so in the future, it is not anticipated that Empire Capital Management, on behalf of Charter Oak, will acquire any additional shares of Common Stock. Pursuant to its discretionary investment management agreement with Charter Oak, Empire Capital Management is responsible for the voting of proxies solicited with respect to the Common Stock and for determining whether to acquire or dispose of shares of Common Stock. In that regard, Empire Capital Management may vote such proxies in a manner consistent with the voting of such proxies by SSH, on behalf of Broken Arrow, and may acquire or dispose of shares of Common Stock in such amounts and at such times as may assist SSH in effectuating the investment program of Broken Arrow, subject, in each case, to the determination by Empire Capital Management that such actions are consistent with its obligations under the discretionary investment management agreement.

         The Common Stock held by Messrs. Sanchez and Sears were acquired by them for investment purposes.

         Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional Common Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the Common Stock held by them on the open market or in private transactions.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         Broken Arrow beneficially owns, as of the date hereof, 1,672,500 shares of Common Stock, representing 4.76% of the outstanding shares of Common Stock based on 35,143,082 shares of Common Stock outstanding as of March 25, 2003, as reported by the Issuer in its preliminary Schedule 14A filed with the SEC on March 27, 2003. As the general partner of Broken Arrow, SSH haw the sole power to vote and dispose of the Common Stock beneficially owned by Broken Arrow.

         Bienvenu Management does not directly own any shares of Common Stock, but as the manager of SSH, it may be deemed to be a beneficial owner of 1,672,500 shares of Common Stock representing 4.76% of the outstanding shares of Common Stock. Mr. Dennedy and RB Holdings, LLC, whose sole member is Mr. Bienvenu, as the sole members of Bienvenu Management, direct the operations of Bienvenu Management, and Messrs. Bienvenu and Dennedy, as executive officers of SSH, direct the operations of SSH. Neither Mr. Bienvenu nor Mr. Dennedy directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), each may be deemed to beneficially own the shares deemed beneficially owned by Bienvenu Management and SSH.

         Empire Capital does not directly own any shares of Common Stock but because its interest in Broken Arrow represents a majority ownership interest in Broken Arrow and because the shares of Common Stock represent nearly all of the assets of Broken Arrow, Empire Capital may be deemed to be a beneficial owner of 1,672,500 shares of Common Stock representing 4.76% of the outstanding shares of Common Stock. Empire GP, as the general partner of Empire Capital, may be deemed to be the beneficial owner of 1,672,500 shares of Common Stock representing 4.76% of the outstanding shares of Common Stock. Furthermore, Empire GP, as an affiliate of Empire Capital Management, may be deemed to be the beneficial owner of an additional 906,900 shares of Common Stock representing 2.58% of the outstanding shares of Common Stock, as described below. Messrs. Fine and Richards, as the sole members of Empire GP, direct the operations of Empire GP. Neither Mr. Fine nor Mr. Richards directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the 1934 Act, each may be deemed to beneficially own the shares deemed beneficially owned by Empire Capital and Empire GP.

         Charter Oak beneficially owns, as of the date hereof, 906,900 shares of Common Stock representing 2.58% of the outstanding shares of Common Stock. Pursuant to its discretionary investment management agreement with Charter Oak, Empire Capital Management has the power to determine how to vote any shares of Common Stock that it has acquired on behalf of Charter Oak, unless otherwise instructed by Charter Oak. Empire Capital Management has the sole authority to determine whether to dispose of any shares of Common Stock that it has acquired on behalf of Charter Oak. Consequently, Empire Capital Management has the power to vote or direct the vote and the power to dispose or direct the disposition of the 906,900 shares of Common Stock held by Charter Oak, representing 2.58% of the outstanding shares of Common Stock. Furthermore, Empire Capital Management, as an affiliate of Empire GP, may be deemed to be the beneficial owner of an additional 1,672,500 shares of Common Stock representing 4.76% of the outstanding shares of Common Stock. Messrs. Fine and Richards, as the managing members of Empire Capital Management, direct the operations of Empire Capital Management. By reason of the provisions of Rule 13d-3 of the 1934 Act, each may be deemed to beneficially own the shares deemed beneficially owned by Empire Capital Management.

         Messrs. Boni, Hoogterp, Sanchez, Sears and Wodopian, in addition to Mr. Bienvenu, are the director nominees proposed by SSH. None of Messrs. Boni, Hoogterp and Wodopian directly own any shares of Common Stock. Under the rules of the SEC, the SSH nominees may be deemed to be members of a group and, as a result, each SSH nominee may be deemed to beneficially own the Common Stock beneficially owned by each of the other SSH nominees, including the Common Stock owned by Broken Arrow. Each of the SSH nominees disclaims beneficial ownership of the Common Stock beneficially owned by any of the other SSH nominees, including the Common Stock owned by Broken Arrow.

         Mr. Sanchez beneficially owns, as of the date hereof, 36,610 shares of Common Stock, representing 0.10% of the outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Sanchez include warrants to purchase 17,410 shares of Common Stock held by ES Capital Partners LLP, of which ES Advisors LLC is the general partner, which are currently exercisable for $8.98 per share. Mr. Sanchez wholly owns and controls ES Advisors LLC. ES Capital Partners (then known as ST Capital Partners) purchased the warrants from the Issuer on December 11, 2001, together with 69,638 shares of Common Stock, for an aggregate purchase price of $500,000.84. ES Capital Partners subsequently sold all of the Common Stock it acquired in such transaction in market transactions. The purchase of the Common Stock and warrants by ES Capital Partners is more fully described in the Issuer's Current Report on Form 8-K filed with the SEC on December 21, 2001. The shares of Common Stock beneficially owned by Sanchez also include 19,200 shares of common stock in an account owned by First New York Securities, L.L.C. and managed by Mr. Sanchez . Mr. Sanchez has shared voting and dispositive power with respect to such shares of common stock owned by First New York Securities, L.L.C.

         Sears beneficially owns, as of the date hereof, 3,450 shares of Common Stock, representing less than 0.01% of the outstanding shares of Common Stock. Mr. Sanchez and Mr. Sears have the sole power to vote and dispose of the Common Stock beneficially owned by them.

         Each of the Reporting Persons who are natural persons disclaims beneficial ownership of any shares of common stock beneficially owned by any other Reporting Person. Each of the Empire entities and Charter Oaks disclaims beneficial ownership of any shares of common stock beneficially owned by any other Reporting Person. Each of Broken Arrow, SSH and Bienvenu Management disclaims beneficial ownership of any shares of common stock beneficially owned by any other Reporting Person.

         To the best knowledge of the Reporting Persons, none of the other persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.

         (c) None of the Reporting Persons has purchased or sold any of the Issuer's Common Stock since the date of the their most recent filing on Schedule 13D. None of Messrs. Boni, Hoogterp and Wodopian has purchased or sold any of the Issuer's Common Stock within the last sixty days.

         (d) Not applicable.

         (e) On January 31, 2003, each of Broken Arrow, SSH, Bienvenu Management, and Messrs. Bienvenu and Dennedy ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On December 11, 2001, ES Capital Partners, LLP (then known as ST Capital Partners) purchased 69,638 shares of Common Stock and Warrants to purchase 17,410 shares of Common Stock for an aggregate purchase price of $500,000.84. The Securities Purchase Agreement and Form of Warrant with respect to this transaction are attached as Exhibits 4.4 and 4.5, respectively, to the Issuer's Current Report on Form 8-K filed with the SEC on December 21, 2001, and are incorporated herein by reference.

         Other than the Securities Purchase Agreement and the Warrant described above and the Joint Acquisition Statement which is attached to this Amendment No. 3 to Schedule 13D as Exhibit 7.1, none of the Reporting Persons nor any general partners, managers or executive officers of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.1 Joint Acquisition Statement pursuant to Rule 13D-1(k).

Exhibit 7.2 Pertinent portions of the Discretionary Investment Management Agreement between Empire Capital Management and Charter Oak relating to Empire Capital Management's status as attorney-in-fact of Charter Oak.

Exhibit 7.3 Press Release of SSH dated March 14, 2003.

Exhibit 7.4 Letter from the Issuer to SSH dated March 24, 2003.

Exhibit 7.5 Letter from SSH to the Issuer dated March 25, 2003.

Exhibit 7.6 Letter from the Issuer to SSH dated March 26, 2003.

Exhibit 7.7 Letter from SSH to the Issuer dated March 28, 2003.

Exhibit 7.8 Letter from the Issuer to SSH dated March 28, 2003.

Exhibit 7.9 Letter from SSH to the Board of Directors of the Issuer dated March 31, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2003


                                    By:  /s/ Rodney Bienvenu
                                         ---------------------------------------
                                         Rodney Bienvenu, individually, and as
                                         Chairman & CEO of Strategic Software
                                         Holdings, LLC, for itself and as
                                         general partner of Broken Arrow I.,
                                         L.P., and as the sole member of RB
                                         Holdings, LLC as a member of Bienvenu
                                         Management, LLC


                                    By:  /s/ Jamed Dennedy
                                         ---------------------------------------
                                         James Dennedy, individually, and as a
                                         member of Bienvenu Management, LLC


                                    By:  /s/ Scott A. Fine
                                         ---------------------------------------
                                         Scott A. Fine, individually, and as
                                         managing member of Empire GP, L.L.C.,
                                         and as general partner of Empire
                                         Capital Partners, L.P.; and as managing
                                         member of Empire Capital Management,
                                         L.L.C., and as attorney-in-fact of
                                         Charter Oak Partners, L.P.


                                    By:  /s/ Peter J. Richards
                                         ---------------------------------------
                                         Peter J. Richards, individually, and as
                                         managing member of Empire GP, L.L.C.,
                                         and as general partner of Empire
                                         Capital Partners, L.P.; and as managing
                                         member of Empire Capital Management,
                                         L.L.C., and as attorney-in-fact of
                                         Charter Oak Partners, L.P.


                                    By:  /s/ Peter J. Boni
                                         ---------------------------------------
                                         Peter J. Boni


                                    By:  /s/ Daniel Hoogterp
                                         ---------------------------------------
                                         Daniel Hoogterp


                                    By:  /s/ Edward Sanchez, Jr.
                                         ---------------------------------------
                                         Edward Sanchez, Jr.


                                    By:  /s/ Sean P. Sears
                                         ---------------------------------------
                                         Sean P. Sears


                                    By:  /s/ Michael R. Wodopian
                                         ---------------------------------------
                                         Michael R. Wodopian

                                   EXHIBIT 7.1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


DATED:  November 27, 2002


                                    By:  /s/ Rodney Bienvenu
                                         ---------------------------------------
                                         Rodney Bienvenu, individually, and as
                                         Chairman & CEO of Strategic Software
                                         Holdings, LLC, for itself and as
                                         general partner of Broken Arrow I.,
                                         L.P., and as a member of Bienvenu
                                         Management, LLC


                                    By:  /s/ James Dennedy
                                         ---------------------------------------
                                         James Dennedy, individually, and as a
                                         member of Bienvenu Management, LLC



                                    By:  /s/ Scott A. Fine
                                         ---------------------------------------
                                         Scott A. Fine, individually, and as
                                         managing member of Empire GP, L.L.C.,
                                         and as general partner of Empire
                                         Capital Partners, L.P.; and as managing
                                         member of Empire Capital Management,
                                         L.L.C., and as attorney-in-fact of
                                         Charter Oak Partners, L.P.


                                    By:  /s/ Peter J. Richards
                                         ---------------------------------------
                                         Peter J. Richards, individually, and as
                                         managing member of Empire GP, L.L.C.,
                                         and as general partner of Empire
                                         Capital Partners, L.P.; and as managing
                                         member of Empire Capital Management,
                                         L.L.C., and as attorney-in-fact of
                                         Charter Oak Partners, L.P.

                                   EXHIBIT 7.2

               Pertinent Portions of the Discretionary Investment
                   Management Agreement Between Empire Capital
              Management and Charter Oak Relating to Empire Capital
             Management's Status as Attorney-In-Fact of Charter Oak


4. Authority of the Manager.
   ------------------------

                  (a) Subject to the investment restrictions or guidelines set forth in a Memorandum of Understanding between the Manager and the Client (as such Memorandum may be amended from time to time by the Client giving notice thereof to the Manager, the "Memorandum of Understanding"), the Manager shall have full discretion and authority, without obtaining any prior approval from the Client, to manage the investment and reinvestment of the Account and shall use its best efforts to increase the value of the Account by causing it to be invested and reinvested in such manner as the Manager considers appropriate. In furtherance of the foregoing, the Client hereby designates and appoints the Manager as its agent and attorney-in-fact, with full power and authority and without further approval of the Client (except as may be required by law), (i) to make all investment decisions in respect of the Account; (ii) to buy and sell (including short sales on margin) securities, buy puts and calls of publicly traded indices, engage in swap transactions and otherwise trade in stocks, bonds, options and other securities and instruments in respect of the Account; provided, however, that, without the prior written consent of the Client, the Market Value (as defined below) of the securities held long on behalf of the Account and the securities held short on behalf of the Account shall not exceed the net capital value of the Account; (iii) to place orders with respect to, and to arrange for, any of the foregoing; (iv) to make investment representations on behalf of the Client; and (v) in furtherance of the foregoing, to execute, in the name and on behalf of the Client, all such documents and take all such other actions which the Manager shall deem requisite, appropriate or advisable to carry out its duties hereunder, including, without limitation, the selection of such brokers or dealers as the Manager shall determine. The Client agrees that the Manager shall not be under any duty with regard to any assets, securities, funds or other property held by the Client which are not part of the Account.

                                   EXHIBIT 7.3

             STRATEGIC SOFTWARE HOLDINGS ANNOUNCES SLATE OF DIRECTOR
                       NOMINEES FOR MERCATOR SOFTWARE INC.


New York, NY, March 14, 2003 -- Strategic Software Holdings ("SSH") today has filed a preliminary proxy statement with the Securities and Exchange Commission, announcing its intention to nominate a slate of directors to replace the current board of directors of Mercator Software Inc. (Nasdaq: MCTR) at the company's next annual meeting in May.

SSH's nominees are:

     0 Rodney Bienvenu, Chairman and CEO of Strategic Software Holdings and former President and CEO of SageMaker, Inc.;
     0 Peter J. Boni, Chairman and CEO of Surebridge, Inc. and former CEO of Prime Response;
     0 Dan Hoogterp, Founder and CEO of TQuist and former CEO of Retrieval Technologies Inc.;
     0    Edward Sanchez, Jr., Founder of ES Advisors LLC;
     0 Sean Sears, CEO, President and Founder of Abridean and former President of Cycor Communications;
     0 Michael Turillo, Jr., Partner, Financial Services, IBM Business Consulting Services; and
     0 Michael R. Wodopian, Director of Marketing, Optical Products Group, Intel Corporation.

Rodney Bienvenu, Chairman and CEO of SSH, stated, "As Mercator's largest shareholder, we are taking this action because the current board has steered the company into a precarious situation and the company lacks a realistic strategy for creating shareholder value. Management's current plan fails to address the market realities of the enterprise software market and Mercator's position in it. In addition, management seems oblivious to the fact that the company has become all but invisible to the outside world and is increasingly becoming irrelevant in the marketplace. With almost no analyst coverage and a steadily declining share of the enterprise applications market, shareholders must act before their investments dwindle to nothing. The history of the enterprise software market is littered with companies that simply withered away while an entrenched board and well paid management team fiddled, leaving shareholders holding a sad, empty bag.

"We believe our nominees will be far better stewards of shareholders' investments. Our slate of nominees brings a wealth of experience across every aspect of the enterprise software industry and their expertise and credentials will be highly valuable to the company, its customers, its shareholders, and its employees as we explore all strategic alternatives to maximize the value of Mercator."

ABOUT SSH
Strategic Software Holdings is an investment firm that makes equity investments and executes buyouts on behalf of itself and its investors. Based in Westport, Connecticut, the firm draws on the partners' extensive knowledge of all aspects of the enterprise software industry to execute high value strategic transactions and to achieve substantial risk adjusted returns for shareholders and portfolio companies. SSH makes equity investments for long-term appreciation, either through a controlling ownership of a company or by taking strategic minority ownership interests. SSH co-invests a significant portion of its capital in its investments and shares the risks of ownership with its investors.

SSH filed with the Securities and Exchange Commission today a preliminary proxy statement relating to the solicitation of proxies with respect to the 2003 Mercator annual meeting of stockholders. SSH will file with the Commission, and will furnish to Mercator's stockholders, a definitive proxy statement and may file other proxy solicitation materials. Investors and security holders are urged to read the proxy statement and any other proxy solicitation materials (when they become available) because they will contain important information.


Investors and security holders may obtain a free copy of the preliminary proxy statement and the definitive proxy statement (when it is available) and other documents filed by SSH with the Commission at the Commission's website at http://www.sec.gov/. You may also access a copy of SSH's preliminary proxy statement and definitive proxy statement (when it is available) by accessing http://www.savemercator.com. In addition, you may obtain a free copy of the definitive proxy statement (when it is available) by contacting Innisfree M&A Incorporated toll free at (888) 750-5834 (banks and brokers call collect at (212) 750-5833). Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Mercator stockholders is available in the preliminary proxy statement filed by SSH with the Commission on Schedule 14A today.


Some of the statements contained in this release may constitute "forward-looking statements," which for this purpose, includes all statements that are not of historical facts. The actual future financial performance of Mercator could differ materially from those anticipated by these forward-looking statements. There can be no assurance that SSH or its nominees will succeed in their efforts to turn Mercator around.

Contacts:

Media:                Brunswick  Lekha Rao / Wendel Carson - 212-333-3810
Investors:            Innisfree  Arthur Crozier / Peter Walsh - 212-750-5833

                                   EXHIBIT 7.4

March 24, 2003


Mr. Rodney Bienvenu
Strategic Software Holdings, LLC
1465 Post Road East, Second Floor
Westport, CT 06880

Dear Ron:

                  Mercator's board appreciates the time that you spent speaking with Connie Galley and Jim Schadt last Thursday, March 20th about your thoughts with respect to Mercator's future, the composition of the board and management and Mercator's short and long-term strategy.

                  I understand that you requested another meeting at which you would describe in detail the strategy you envision for Mercator. Such detail would be critical to enable the board to make a determination about your proposal and, perhaps, could form the basis for an arrangement that the board can determine is in the best interests of Mercator's stockholders. In order to collect the information needed for the board to make an informed decision, Dennis Sisco and Mark Stevens of our board, Nat Mast, a strategic consultant to the Company and I would like to meet with you at the office of our counsel, Jenkens & Gilchrist, in New York at 405 Lexington Avenue at 11:00 a.m. on Tuesday, April 1, 2003 for a detailed presentation of your proposed strategy.

                  We believe the meeting would be most productive if you provide us in advance with a copy of the detailed presentation of your proposed strategy We are requesting this information because, quite frankly, we do not want to waste our time or yours if you cannot offer us in advance some evidence that your plans for Mercator deserve further time and attention from the board. We must be able to evaluate your proposals on their merits. In order to adopt the strategy and other steps to which you alluded on Thursday, the board would, of course, need convincing evidence that your proposals are in the best interests of all Mercator stockholders. You should also be prepared to respond to questions that will need to be answered in connection with the exercise of our fiduciary duties to stockholders.

                  Also, in light of the proxy contest in which we are (for now) engaged (along with the attendant legal uncertainties), we believe it would be prudent for our attorneys to be present at our meeting, and we expect that they will take written notes of the meeting. Of course, we encourage your attorneys to be present and take notes as well.

                  Please call me at (203) 563-1375 to confirm that you are available to meet on the terms outlined above and will provide us no later than this Friday, March 28th an advance copy of your proposed detail presentation. We look forward to meeting with you on April 1st.

Very truly yours,

/s/ Kenneth J. Hall
Kenneth J. Hall
Executive Vice President,
Chief Financial Officer & Treasurer

                                   EXHIBIT 7.5




March 25, 2003

Mr. Ken Hall
Executive Vice President
Chief Financial Officer and Treasurer
Mercator, Inc.
45 Danbury Road
Wilton, CT  06897-0840

Dear Ken:

Thank you for your fax earlier today and we appreciate the board's willingness to speak with us regarding strategies for increasing shareholder value. As we discussed earlier this afternoon, we propose that we schedule a conference call on Thursday, March 27, 2003 with your non-executive directors, ourselves and Technology Crossover Ventures to determine the company's interest in pursuing various strategies. The outcome of those discussions would determine the nature and substance of the proposed meeting on April 1, 2003.

We realize this is rather short notice, but with the shareholder meeting rapidly approaching we believe it is in everyone's best interest to move quickly and every day counts. It is unfortunate that the meeting we had scheduled for January 10, 2003 never took place because we believe if it had we wouldn't be in the current situation.


Sincerely,

/s/ Ron Bienvenu
Ron Bienvenu
Chairman and CEO




cc: James Schadt, Vice Chairman, Connie Galley

                                   EXHIBIT 7.6

                          By Telecopier (203 762-9677)
                          ----------------------------

March 26, 2003


Mr. Rodney Bienvenu
Strategic Software Holdings, LLC
1465 Post Road East, Second Floor
Westport, CT 06880

Dear Ron:

                  Thank you for taking the time to speak to me yesterday afternoon and for your follow-up letter. We continue to hope for a speedy resolution of the issues that have led to this situation and continue to believe that the most productive forum would be a face-to-face meeting as described in our letter to you dated March 24, 3003. Such a meeting will provide you with an opportunity to meet and speak directly to directors you have not previously met and make a detailed presentation of your proposed strategy.

                  Please call me at (203) 563-1375 to confirm your availability. I am hopeful that you share our belief that the best way to resolve this matter is at an in-person meeting where you can fully describe and discuss your proposals.

                  We look forward to receiving an advance copy of your proposed detail presentation this Friday, March 29th and then meeting with you on Tuesday.

Very truly yours,


/s/ Kenneth J. Hall
Kenneth J. Hall
Executive Vice President,
Chief Financial Officer & Treasurer

                                   EXHIBIT 7.7







March 28, 2003

Mr. Ken Hall
Executive Vice President
Chief Financial Officer and Treasurer
Mercator, Inc.
45 Danbury Road
Wilton, CT  06897-0840

Dear Ken:

We continue to be disappointed that we have not been able to arrange a simple conference call with members of the board this week. We sincerely believe that such a call prior to the April 1, 2003 meeting you have proposed would be the best way to insure that we maximize the chances for a productive and meaningful meeting.

We will not rehash our version of how we got to the current situation. We both know the facts and they speak for themselves. In my meeting with Connie and Jim I asked for three things:

   1) Control of the board of directors
   2) Changing the executive management
   3) A price at which the board would support a sale of the company

The time for us to work with this management team in implementing our strategy passed with your last minute cancellation of our scheduled meeting in January. Our hope for this week was to have a phone call to discuss what we deem to be a fair price to sell the company and to discuss other possible financial structures that the board may deem to be attractive. We recognize that certain potential deal forms may require the board to get comfortable with our strategy, but we were hoping to explore whether that was even necessary prior to the April 1 meeting. Nonetheless, we accept your proposal to meet on April 1, 2003 to discuss our position and reach a common ground that is beneficial for all shareholders.


Sincerely,

/s/ Ron Bienvenu
Ron Bienvenu
Chairman and CEO

                                   EXHIBIT 7.8



            By Telecopier (203) 259-7854 and E-mail (XXX@sshtech.com)
            ---------------------------------------------------------


March 28, 2003


Mr. Rodney Bienvenu
Strategic Software Holdings, LLC
1465 Post Road East
Second Floor, Suite SE
Westport, CT  06880

Dear Ron:

         I am in receipt of your letter from earlier today and am encouraged that you have accepted our offer to meet on Tuesday, April 1st. As you know, our offer was, and remains, contingent upon our receipt of a written proposal as clearly noted in our previous letters.

         In an effort to facilitate your preparation of that information, we are agreeable to extending the deadline by which we must receive your proposal to 5:00 p.m. (EST) on Sunday, March 30th. However, I reiterate that the proposal must include a reasonable degree of specificity as to your anticipated strategy for the Company or potential transaction structure, as the case may be, and that an agenda or outline will not be acceptable.

         We look forward to receiving from you confirmation of our meeting by receiving your written proposal in sufficient form prior to the time indicated above. In light of the weekend deadline, please forward your proposal to me by email at XXX@mercator.com. Please do not fax it to my office, as no one will be there to receive it. Upon my receipt of materials from you that we deem to be satisfactory, we will confirm Tuesday's meeting with you.

Very truly yours,


/s/ Kenneth J. Hall
Kenneth J. Hall
Executive Vice President,
Chief Financial Officer & Treasurer

                                   EXHIBIT 7.9



                                 March 31, 2003


Board of Directors
Mercator Software, Inc.
45 Danbury Road
Wilton, Connecticut 06897

Ladies and Gentlemen:

As we have discussed on numerous occasions, we have ongoing concerns that the value of Mercator is not being maximized for the benefit of stockholders. Over the past several months, SSH has approached several members of your management team and board to discuss working together to develop a plan for stopping the hemorrhage of value that has occurred under current leadership.

Each and every time our suggestions for working together to deliver greater value to the shareholders have been rejected. After careful review of our options, we have concluded that it would be desirable for SSH to acquire Mercator. SSH is prepared to acquire Mercator for $2.17 per common share in cash, a transaction that would provide stockholders with a substantial premium of 40% over the $1.55 closing price on March 28, 2003, and more than 65% over either the mean or median average price of the stock since January 1, 2003. We would very much like to proceed on a friendly basis and allow your shareholders the opportunity to realize value for their shares as quickly as possible.

We hope that you will view our proposal favorably, and after appropriate consideration, will recommend it to the stockholders of Mercator.

Consummation of our proposal will, of course, be subject to negotiation, preparation and execution of a definitive merger agreement containing customary representations, warranties and closing conditions including, but not limited to, approval by the requisite number of the directors and stockholders of Mercator, the satisfaction of all applicable regulatory requirements and the receipt of financing. SSH has a reasonable belief that it will have the means to consummate the proposed acquisition. We and our advisors are prepared to meet promptly with Mercator's directors, management and advisors in order to negotiate a mutually desirable and beneficial transaction.

Per our earlier correspondence, we would like to discuss this at the meeting previously scheduled for Tuesday, April 1, at which time we would be pleased to discuss the proposal contained in this letter, the conditions described in the preceding paragraph and any questions you may have concerning the proposal. We look forward to meeting you at 1 p.m. on Tuesday at the offices of Jenkens & Gilchrist in New York to discuss this proposal.

                                                       Very truly yours,


                                                       /s/ Rodney Bienvenu
                                                       Rodney Bienvenu